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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-17581

                           NOTIFICATION OF LATE FILING

                                  (Check One):

           [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: December 31, 1998
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-K
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         [ ] Money Market Fund Rule 30b3-1 Filing

         For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION

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         Full Name of Registrant        Geotek Communications, Inc.
         Former Name if Applicable      Geotek Industries, Inc. (changed 7/3/92)
         102 Chestnut Ridge Road
         Address of Principal Executive Office (Street and Number)
         Montvale, New Jersey 07645
         City, State and Zip Code

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PART II--RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b)      The subject annual report, semi-annual report,
[(See Part III)]           transition report on Form 10-K, Form 20-F, 11-K or
                           Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

         Form 10-K could not be filed within the prescribed period because it could not be prepared without unreasonable effort or expense. Geotek Communications, Inc., and its domestic subsidiaries (together, the "Company") are currently in the midst of Chapter 11 liquidation. Because no portion of the proceeds of the liquidation is expected to be distributed to the Company's equity holders, all of the substantial costs of attorneys' and auditors' fees that would be involved in preparing a 10-K on behalf of the Company would be borne by the Company's creditors, who would derive no benefit from funding an audit of the Company. The Company intends to seek permission from the Securities and Exchange Commission (the "Commission") to substitute alternative filings on Form 8-K for the periodic reports that it would otherwise be required to file under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.

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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

         Anne E. Eiscle               201               930-5430
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             (Name)                (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The earnings statements required to be filed with the Form 10-K that is the subject of this filing would show significant changes from 1997 due to the previously reported decision to virtually cease operations, effective October 19, 1998. The statement of operations would also reflect the effect of the Company's previously reported June 29, 1998 Chapter 11 filing.

                          Geotek Communications, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   April 1, 1999       By   /s/Anne E. Eiscle
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       April 1, 1999       Anne E. Eiscle, President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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